Clifford Chance Partnerschaft mit beschränkter Berufshaftung Junghofstraße 14 60311 Frankfurt am Main Germany Tel +49 69 7199 01 Fax +49 69 7199 4000 www.cliffordchance.com

VIA EDGAR

Laura Veator, Stephen Krikorian, Alexandra
Barone, and Jeff Kauten
United States Securities & Exchange Commission
Division of Corporation Finance	February 27, 2024
100 F Street, N.E.
Washington, D.C. 20549-0404

Re            Pegasus Digital Mobility Acquisition Corp. / Pegasus TopCo B.V.

Registration Statement on Form F-4, File No. 333-274701

Responses to Staff comments made by letter dated February 23, 2024

Dear Ms. Veator, Mr. Krikorian, Ms. Barone, and Mr. Kauten:

On behalf of our client, Pegasus TopCo B.V. (the "Company"), we submit to the staff of the United States Securities and Exchange Commission (the "Staff") this letter setting forth the Company's response to the comments contained in the Staff's letter dated February 23, 2024 (the "Comment Letter") in connection with the Company's Registration Statement on Form F-4, filed on February 7, 2023, (the "Registration Statement"). Concurrent with the submission of this response letter, the Company is submitting Amendment No. 3 of the Registration Statement on Form F-4 (the "Amended Registration Statement") via EDGAR. The Amended Registration Statement contains updates in response to the Staff's comments made in the Comment Letter. Attached as Annex A to this letter is a marked copy showing the changed pages of the Amended Registration Statement for reference.

The Staff's comments are reproduced below in italics and are followed by the Company's response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Clifford Chance LLP is a limited liability partnership registered in England and Wales under no. OC323571. The firm's registered office and principal place of business is at 10 Upper Bank Street London E14 5JJ. The firm uses the word "partner" to refer to a member of Clifford Chance LLP or an employee or consultant with equivalent standing and qualifications. The firm is authorised and regulated by the Solicitors Regulation Authority under SRA number 447778.

Clifford Chance PARTNERSCHAFT MIT BESCHRÄNKTER BERUFSHAFTUNG

Amendment No. 2 to Registration Statement on Form F-4

Risk Factors

Risks Related to Taxes

We may be subject to the Excise Tax included in the Inflation Reduction Act of 2022 in connection with redemptions of our public shares, page 96

1.	Your revised disclosure in response to prior comment 11 indicates that you believe you will not be subject to the excise tax due to the Netting Rule. However, in your response to prior comment 19, included in your letter dated December 22, 2023, you indicate that the excise tax does not apply to redemptions of Pegasus shares as Pegasus is domiciled in the Cayman Islands, and you have taken the position that this tax does not apply to redemptions of shares as it is not a U.S. domestic corporation. Please revise your disclosures to clarify the basis for your position that you will not be subject to the excise tax relating to the actual redemptions that have taken place after January 1, 2023 and the assumed redemptions in your minimum and maximum redemption scenarios.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify that it continues to be the position of the Company that as Pegasus is not a U.S. domestic corporation, and the cash flows associated with the redemption do not involve any payments to Pegasus from any related U.S. domestic corporations, the redemptions are not subject to excise tax. The disclosure has been further revised to clarify the basis for the Company's position, including in relation to actual redemptions in 2023 and the assumed redemptions in the minimum and maximum redemption scenarios at closing in 2024.

The Business Combination

The Pegasus Board's Reasons for the Business Combination

Consideration to be paid for the Target, page 120

2.	Your disclosure indicates that the revised valuation of Schmid was based on the 2023 and 2024 projections included in Schmid’s Management’s Discussion and Analysis of Financial Condition and Results of Operations. Please clarify the valuation methodology used and the other significant assumptions made in determining the valuation. If multiples of comparable companies and transactions were used in determining the value, please clarify the comparable companies used and the basis for their selection. Please also disclose the material assumptions underlying your projections for 2024, that you disclose on page 194. Explain the reasons for increases in projected revenue and EBITDA for FY 2024 as compared to actual amounts achieved for FY 2023 and FY 2022 and clarify why these assumptions are reasonable. Please also disclose the specific factors or contingencies that could impact achievement of the projections.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement to clarify the valuation methodology used and other significant assumptions made in determining the valuation. In addition, the Company has revised the disclosure to specify material assumptions underlying the projections for 2024 that have been disclosed in the Amended Registration Statement. The Company has also revised its risk factor disclosure to provide more clarity on the specific factors and contingencies that could impact the achievements of the projections. In addition, the following answer provides a summary in relation to the revised (and existing) disclosure in the Amended Registration Statement that was the basis for the valuation:

Clifford Chance PARTNERSCHAFT MIT BESCHRÄNKTER BERUFSHAFTUNG

●	The Schmid Group's products are an important part of the semiconductor ecosystem. To determine the valuation of the Schmid Group, public comparable companies were determined to be the best methodology for valuation based on one year forward forecasts of EBITDA (FY2024).

●	Pegasus evaluated a broad range of companies across the comparable industry for similar growth profiles reflecting product advantages in demand by customers noting that the Schmid Group offers a premium product to customers compared to more commoditized high-volume manufacturing competitors in Asia. Based on these assumptions the following comparable companies were selected: AIXTRON SE (XTRA:AIXA), ASM International NV (ENXTAM:ASM), ASML Holding N.V. (ENXTAM:ASML), KLA Corporation (NASDA:KLAC), Lam Research Corporation (NASDAQ:LRCX), MKS Instruments, Inc. (NASDAQ:MKSI), Mycronic AB (publ) (OM:MYCR), Nordson Corporation (NASDAQ:NDSN) and Nova Ltd (NASDAQ:NVMI). At the time of the initial signing of the Business Combination Agreement in May 2023, the 2023 EBITDA Margin (estimated) of these comparable companies ranged from 9% and 31% (compared to an EBITDA margin range for 2023 (estimate) for the Schmid Group at that time of 31% to 37%). The comparable companies resulted in a median enterprise value to 2023E EBITDA multiple of 19.0x with the Schmid Group's contractually agreed enterprise value of USD 640 million at the time comparable to the valuation of these relevant comparable competitor companies.

●	The Schmid Group missed the forecasts for 2023, which were revised down at the end of 2023, most notably due to industry trends (such trends are included in the disclosure in the Amended Registration Statement). Upon evaluating 2023 actual results, Pegasus reevaluated the comparable companies based on estimated 2024 EBITDA forecasts. This resulted in the inclusion of several companies with slower growth over 2021 – 2024 (estimates) and a broader margin profile. The additional comparable companies were Applied Materials, Inc. (NASDAQ:AMAT), Elmos Semiconductor SE (XTRA:ELG), Infineon Technologies AG (XTRA:IFX), NXP Semiconductors N.V. (NASDAQ:NXPI), Siltronic AG (XTRA:WAF) and STMicroelectronics N.V. (NYSE:STM). Within this comparable set, the Schmid Group's revised valuation is positioned favorably with its premium technical product and technology customer relationships compared to the median enterprise value to 2024E EBITDA multiple of 16.0x.

●	Significant due diligence was completed in relation to the 2024 EBITDA forecast of the Schmid Group and a conservative estimate was used at EUR 35 million as set out in the Amended Registration Statement. The Schmid Group expects that most of its order backlog will be realized in 2024 which will support its 2024 results. In addition, the disclosed 2024 revenue projection of EUR 130 million does for instance not incorporate the effect of a potential additional order by a large US customer with a large order volume (in order to provide a conservative estimate).

Clifford Chance PARTNERSCHAFT MIT BESCHRÄNKTER BERUFSHAFTUNG

Material Tax Consequences, page 129

3.	We note your response to prior comment 8 and that you obtained a tax opinion from counsel. Please revise your disclosure accordingly. In this regard, we note your disclosure on page 129 that “no opinion of counsel has been obtained.”

Company Response: In response to the Staff’s comment, the Company has revised the disclosure accordingly and now states that an opinion of counsel has been obtained which was filed as an exhibit to the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 170

4.	We note that your presentation under the “Assuming High Redemptions” scenario results in a negative cash and cash equivalents amount. Please clarify how this presentation complies with Article 11-02(a)(6)(i)(A) of Regulation S-X. Tell us your consideration of classifying this amount as a liability. In addition, please add a footnote to discuss the negative cash and cash equivalents balance and to explain how Pegasus would need to raise additional funds in the high redemption scenario as discussed on page 11.

Company Response: In response to the Staff’s comment the Company has updated the presentation in the unaudited pro forma condensed combined statement of financial position to classify the negative cash position as a liability. Further, the Company has added Note P to explain how Pegasus would need to raise additional funds in the high redemption scenario to have sufficient cash to pay all transaction expenses at Closing.

The Company notes that the disclosure of the high redemption scenario assumes that the minimum cash condition has been waived, which is not the case as of the date of the Amended Registration Statement. As to the requirements of Article 11-02(a)(6)(i)(A) of Regulation S-X, the Company believes that the use of June 30, 2023 as the measurement date is the most recent practicable date prior to the effective date that can be adequately used.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 175

5.	Your disclosure in Note L indicates that you included the issuance of 5,000,000 TopCo Shares pursuant to the Earn-out Agreement in your pro forma balance sheet. Revise your disclosures to clarify the assumptions used in determining the estimated number of earnout shares that are expected to vest and the fair value of these shares. Please also clarify your accounting for these shares in your post combination financial statements, including whether they will be accounted for as equity or liabilities and the factors you considered in making this determination. In your response, clarify if the earn-out shares will also vest upon a change of control of the post combination company and, if so, how you considered this in determining the classification of these shares.

Clifford Chance PARTNERSCHAFT MIT BESCHRÄNKTER BERUFSHAFTUNG

Company Response: In response to the Staff’s comment the Company has revised the disclosure in Note L to clarify that the adjustment to the Unaudited Pro Forma Condensed Combined Statement of Financial Position assumes that the grant date fair value of the Earnout Shares is zero. While the Company considered the 5,000,000 TopCo ordinary shares issued as part of the Earnout Agreement (filed on EDGAR on January 29, 2024), given the uncertainty related to the future share price, the Company has, for the purposes of the Unaudited Pro Forma Condensed Combined Statement of Financial Statements, assumed the probability of meeting the share price requirements is zero and that the resulting fair value is immaterial. If the probability of vesting were deemed at 100%, the Company would recognize €51,150 thousand of compensation expense with a corresponding increase to capital reserves.

However, the Earnout Agreement specifies that the 5,000,000 new ordinary shares of TopCo will be issued as part of the transaction but will be subject to restrictions until they vest. As such, the Company has made an adjustment to the unaudited pro forma condensed combined statement of financial position to present an increase to the subscribed capital balance for the nominal value of the 5,000,000 new ordinary shares of TopCo with a corresponding decrease to capital reserves.

In the post combination financial statements TopCo will account for the issuance of the Earn-out shares as a share-based payment under IFRS 2. Given that Schmid (TopCo) is the accounting acquirer and Pegasus does not meet the definition of a business, the Earn-out shares should not be considered as contingent consideration under IFRS 3.

Background

To determine the appropriate accounting for the Earnout Agreement under IFRS 2 the Company considered the following relevant terms:

●	TopCo shall issue the 5,000,000 Earnout Shares at Closing, as part of the Transaction;

●	50% of the Earnout Shares shall vest if the TopCo Share price is greater than $15.00 and $18.00 (50% vesting at each price threshold) for a period of more than twenty (20) days out of thirty (30) consecutive trading days within three (3) years after the Closing Date;

●	If there is a change of control event within 3 years of the Closing Date in which the shares are valued at or above the $15.00 and $18.00 thresholds, the Earnout Shares shall vest in accordance with those thresholds;

●	Unvested shares are subject to restrictions on voting, distributions, transferring the shares, and exercising other rights;

●	If the Earnout Shares do not vest within three (3) years after the Closing Date they shall be forfeited;

●	Vesting does not depend on the employment or service of the holders of the Earnout Shares (i.e., no explicit or implict service condition exists).

Classification

A share-based payment transaction that is within the scope of IFRS is classified as either an equity-settled or cash-settled share-based payment transaction. IFRS 2 defines an equity-settled share-based payment transaction as a share-based payment transaction in which the entity

A.	receives goods or services as consideration for its own equity instruments (including shares or share options), or

Clifford Chance PARTNERSCHAFT MIT BESCHRÄNKTER BERUFSHAFTUNG

B.	receives goods or services but has no obligation to settle the transaction with the supplier.

IFRS 2 defines a cash-settled share-based payment transaction as “a share-based payment transaction in which the entity acquires goods or services by incurring a liability to transfer cash or other assets to the supplier of those goods or services for amounts that are based on the price (or value) of equity instruments (including shares or share options) of the entity or another group entity.”

Based on the terms within the Earnout Agreement, the Company has concluded that classification as an equity-settled share-based payment transaction, on the Closing Date, is appropriate given the following:

●	The Earnout Shares do not include redemption features;

●	Neither TopCo nor the holders of the Earnout Shares have an option to demand settlement in cash;

●	A fixed number of Earnout Shares are issued. Therefore, this is not a transaction that is settled in a variable number of shares for a fixed value;

●	The Earnout Shares represent TopCo ordinary shares, which are neither mandatorily redeemable or redeemable at the option of the holders;

●	While the Earnout Shares are contingently cash-settleable upon the occurrence of a change in control event in which the TopCo ordinary shares are valued at an amount greater than $15.00 per share, the Company currently does not believe this is probable and therefore would not require liability classification. See further analysis below:

Contingently cash-settleable equity instruments

The Earnout Shares could be considered a contingently cash-settleable equity instrument due to the change-in-control clause. In the event of a change in control where the shares are valued above $15.00 and $18.00, the Earnout Shares will vest into TopCo Ordinary Shares and may be immediately cash settled as part of the change in control. Despite the holders of the Earnout Shares being current employees of Schmid and expected employees of TopCo after the Closing Date, the Company believes the holders will make decisions related to the Earnout Shares in their capacity as investors and that the change in control settlement feature should not be considered as being within the control of the entity.

IFRS 2 does not provide explicit guidance on the classification of a share-based payment in which equity instruments are cash-settleable only on the occurrence or non-occurrence of a contingent event. The Company notes that if the contingency is not in the control of the issuer or counterparty, IFRS reporters generally determine the classification of the share-based payment based on the liability recognition criteria of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

Clifford Chance PARTNERSCHAFT MIT BESCHRÄNKTER BERUFSHAFTUNG

IAS 37.14 states that a provision shall be recognized when the following conditions are met:

A.	an entity has a present obligation (legal or constructive) as a result of a past event;

B.	it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

C.	a reliable estimate can be made of the amount of the obligation.

The Company does not believe that the probability of a change in control event occurring in the 3 years after the Closing Date is ‘more likely than not.’ As such, under the criteria of IAS 37.14 a liability would not be recognized and the Earnout Shares would initially be classified as an equity instrument. However, TopCo will reassess this conclusion on each reporting date while the Earnout Shares are still unvested.

Conditions

As noted above, the Earnout Shares will only vest if the share price of the TopCo ordinary shares is greater than $15.00 within three (3) years after the Closing Date (or is valued at above $15.00 in a change in control event).

Generally, a condition that relates to a share price may be considered a market condition. However, within the definition of a market condition in IFRS it is noted that “a market condition requires the counterparty to complete a specified period of service.” The Earnout Agreement does not require the holders of the earn-out shares to perform any services in order to vest. Given this, the Company has considered the impact of the share price on vesting as a non-vesting condition.

Recognition

Services received in an equity-settled share-based payment transaction with employees are recognised as the services are received (IFRS 2.7). If the employee is not required to satisfy a vesting condition before becoming unconditionally entitled to the instruments granted, then the equity instruments vest immediately (IFRS 2.14). The cost of services received is recognised as an expense, unless the services qualify for recognition as an asset, with a corresponding credit to equity (IFRS 2.8-9).

As the Earnout Agreements only contain a non-vesting condition, the service is considered to be received immediately upon the granting of the equity instruments. Therefore, the Company will recognize the cost of the Earnout Agreements upon the Closing Date.

The value of services received is measured indirectly with reference to the fair value of the equity instruments granted (IFRS 2.10-12). The fair value of the equity instruments granted for services received from employees in an equity-settled share-based payment is determined at grant date rather than on every date on which services are received (IFRS 2.BC96).

As stated in IFRS 2.21A and IFRS 2.BC180, non-vesting conditions are reflected in the accounting for equity-settled share-based payments by applying the modified grant-date method. Under this method, the cost of the share-based payment is generally determined by multiplying a value component by a number component.

Clifford Chance PARTNERSCHAFT MIT BESCHRÄNKTER BERUFSHAFTUNG

●	Value component: Fair value of the individual equity instruments granted at the grant date.

○	Adjustments are made to reflect the possibility of not meeting any market and/or non-vesting conditions. The resulting value is referred to as the ‘grant date fair value’ of the equity instrument granted. The grant-date fair value is not adjusted subsequently for any changes in the fair value of the underlying equity instrument or any changes in the possibilities of not meeting any market and/or non-vesting conditions.

●	Number component: Reflecting the number of equity instruments for which the service and any non-market performance conditions are expected to be satisfied.

○	At each reporting date, the entity revises the estimate if necessary.

The cost of the Earnout Agreement should be determined as of the grant date (Closing Date), based on the fair value of the underlying 5,000,000 TopCo ordinary shares. The possibility of the holders of the Earnout shares not vesting (i.e., share price not being above $15.00 within 3 years after Closing Date) should be considered within the value component.

The Company will perform a fair value assessment to determine the fair value of the Earnout Shares as of the grant date (Closing Date) and recognize that amount with an entry to an expense and equity account.

If the probability of the Change of Control provision becomes probable, the Company will then assess the appropriate accounting for the Earnout Shares under liability classification.

Schmid's Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 202

6.	We note your response to prior comment 13. However, we also note your disclosure on page 59 that for any Chinese company, dividends can be declared and paid only out of the retained earnings of that company under Chinese law. Please tell us the amount of retained earnings of your Chinese subsidiary and how you considered this in determining the amount of net assets of your Chinese subsidiary that are restricted from distribution to the parent as of the end of the reporting period. Please also tell us the amount of net assets of your Chinese subsidiary as of December 31, 2022, and the percentage of your total combined net assets it represents.

Company Response: In response to the Staff’s comment, the disclosure has been amended to state the amount of retained earnings of the Chinese subsidiary and how the Company considers this in determining the amount of net assets of the Chinese subsidiary that are restricted from distribution to its parent company. Chinese regulations require companies to create a non-distributable surplus reserve from income. This surplus reserve is fully paid-in since 2022 and amounts to RMB 3,292,668 (EUR 447,483) as of December 31, 2022 and to RMB 3,292,668 (EUR 416,883) as of June 30, 2023. The retained earnings of our Chinese subsidiary amount to RMB 32,688,644 (EUR 4,442,478) as of December 31, 2022 and RMB 37,150,291 (EUR 4,703,581) as of June 30, 2023 and are fully distributable. The amount of net assets of the Chinese subsidiary as of December 31, 2022 was RMB 271,269,101 (EUR 36,866,231) and as of June 30, 2023 it was RMB 275,730,748 (EUR 34,910,139) before consolidation. As the total combined net assets of the Schmid Group was negative, a percentage in relation to the total group cannot be calculated appropriately.

Clifford Chance PARTNERSCHAFT MIT BESCHRÄNKTER BERUFSHAFTUNG

If you have any questions regarding the Amended Registration Statement, please contact with George Hacket at +49 69 7199 3103 or george.hacket@cliffordchance.com or Axel Wittmann at Axel.Wittmann@CliffordChance.com or under +49 69 7199 1528.

Sincerely,

/s/ George Hacket

c.c.     Pegasus Digital Mobility Acquisition Corp

  Jeremy Mistry

Clifford Chance PARTNERSCHAFT MIT BESCHRÄNKTER BERUFSHAFTUNG

Annex A